May 7, 2009
VIA EDGAR AND HAND DELIVERY
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Hayes Lemmerz International, Inc. Form 10-K for the fiscal year ended January 31, 2008, Filed April 10, 2008 SEC File No. 0-50303
Dear Ms. Cvrkel:
          This letter is submitted on behalf of Hayes Lemmerz International, Inc. (the “Company”), to respond to your letter to Mr. Curtis J. Clawson, dated April 30, 2009, with respect to the above-referenced filing.
          The headings below correspond to the headings as set forth in the Staff’s comment letter of April 30, 2009.
Goodwill Impairment Testing
As indicated in our response letter dated March 31, 2009, impairment tests of goodwill and other intangible assets as of November 1, 2008 and January 31, 2009 were in the process of being completed. These impairment tests have been finalized. As a result of the testing, goodwill and other intangible assets were impaired by $238 million. An estimate of the impairment was disclosed in the Regulation 12b-25 Notification of Late Filing, Part III narrative submitted on April 17, 2009. Details of the impairment testing and results are shown below.
The proposed discussions and disclosures of the goodwill testing to be included in our Form 10-K for the year ended January 31, 2009 are as follows:
Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
     Consolidated Results — Comparison of Fiscal 2008 to Fiscal 2007

Ms. Linda Cvrkel
May 7, 2009

     Goodwill and other intangible assets impairment
     During the period from November 1, 2008 through January 31, 2009, there was a significant adverse change in the business climate as expected volumes in the short and medium-term declined significantly. As a result of this triggering event, we tested our goodwill and other non-amortized intangible assets for impairment as of January 31, 2009 in addition to the work performed based on November 1, 2008 balances per SFAS 142, “Goodwill and Other Intangible Assets” (SFAS 142). Based on our testing, we recorded an impairment of $238 million for the year ended January 31, 2009, of which $211 million relates to goodwill and $27 million relates to trade names. As of January 31, 2009, our goodwill balance was $0 and trade names was $16 million.
     Critical Accounting Estimates
     Goodwill and other intangible assets impairment testing
     Goodwill and other indefinite-lived intangible assets are tested for impairment annually as of November 1st of each fiscal year, or more frequently should circumstances change or events occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount, as provided for in SFAS 142. To conduct our impairment testing, we compare the fair value of our reporting units to the related net book value. If the fair value of a reporting unit exceeds its net book value, goodwill is considered not to be impaired. If the net book value of a reporting unit exceeds its fair value, an impairment loss is measured and recognized. Other definite-lived intangible assets are amortized on a straight line basis over their estimated lives.
     We utilize an income approach to estimate the fair value of each of our reporting units. The income approach is based on projected debt-free cash flow, which is discounted to the present value using discount factors that consider the timing and risk of cash flows. We believe that this approach is appropriate because it provides a fair value estimate based upon the reporting unit’s expected long-term operating cash flow performance. This approach also mitigates the impact of cyclical downturns that occur in the industry. Fair value is estimated using recent automotive industry and specific platform production volume projections, which are based on both third-party and internally-developed forecasts, as well as commercial, wage and benefit, inflation, and discount rate assumptions. Other significant assumptions include terminal value growth rates, terminal value margin rates, future capital expenditures, and changes in future working capital requirements. While there are inherent uncertainties related to the assumptions used and to management’s application of these assumptions to this analysis, we believe that the income approach provides a reasonable estimate of the fair value of our reporting units.
     During the period from November 1, 2008 through January 31, 2009, there was a significant adverse change in the business climate as expected volumes in the short and medium-term declined significantly. As a result of this triggering event, we tested our goodwill and other non-amortized intangible assets for impairment as of January 31, 2009 in addition to the work performed based on November 1, 2008 balances. Based on our testing, we recorded an impairment of $238 million for the year ended January 31, 2009, which $211 million is related to goodwill and $27 million is related to trade names. As of January 31, 2009 we had no goodwill and $16 million of trade names.
Item 8.  Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements

Ms. Linda Cvrkel
May 7, 2009

Note 2.  Basis of Presentation and Summary of Significant Accounting Policies
     Summary of Significant Accounting Policies
     Goodwill and Other Intangible Assets:  Goodwill and other indefinite-lived intangible assets are tested for impairment annually. We test goodwill for impairment as of November 1st of each fiscal year, or more frequently should circumstances change or events occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount, as provided for in Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) 142, “Goodwill and Other Intangible Assets” (SFAS 142). To conduct our impairment testing, we compare the fair value of our reporting units to the related net book value. If the fair value of a reporting unit exceeds its net book value, goodwill is considered not to be impaired. If the net book value of a reporting unit exceeds its fair value, an impairment loss is measured and recognized. Other definite-lived intangible assets continue to be amortized on a straight line basis over their estimated lives.
     We utilize an income approach to estimate the fair value of each of our reporting units. The income approach is based on projected debt-free cash flow, which is discounted to the present value using discount factors that consider the timing and risk of cash flows. We believe that this approach is appropriate because it provides a fair value estimate based upon the reporting unit’s expected long-term operating cash flow performance. This approach also mitigates the impact of cyclical downturns that occur in the industry. Fair value is estimated using recent automotive industry and specific platform production volume projections, which are based on both third-party and internally-developed forecasts, as well as commercial, wage and benefit, inflation, and discount rate assumptions. Other significant assumptions include terminal value growth rates, terminal value margin rates, future capital expenditures, and changes in future working capital requirements. While there are inherent uncertainties related to the assumptions used and to management’s application of these assumptions to this analysis, we believe that the income approach provides a reasonable estimate of the fair value of our reporting units.
Note 7.  Goodwill and Other Intangible Assets
     Goodwill and other intangible assets consist of the following (dollars in millions):

		January 31, 2009			January 31, 2008
	Weighted	Gross		Net	Gross		Net
	Average	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Useful Life	Amount	Amortization	Amount	Amount	Amortization	Amount
Amortized intangible assets:
Customer relationships	30 years	$108.8	$(21.0)	$87.8	$123.4	$(19.7)	$103.7
Customer contracts	6 years	21.9	(21.3)	0.6	25.1	(21.8)	3.3
Unpatented technology	8 years	27.9	(19.9)	8.0	31.2	(18.4)	12.8

	15 years	$158.6	$(62.2)	$96.4	$179.7	$(59.9)	$119.8

Non-amortized intangible assets:
Trade names		$16.0			$48.9
Goodwill		$—			$240.5
     Total amortization expense for amortized intangible assets was $10.7 million, $10.2 million, and $10.2 million for fiscal 2008, fiscal 2007, and fiscal 2006, respectively. We expect that ongoing amortization

Ms. Linda Cvrkel
May 7, 2009

expense will decline from approximately $7.6 million to approximately $3.6 million over the next five fiscal years.
     The changes in the net carrying amount of goodwill by segment are as follows (dollars in millions):

	Automotive
	Wheels	Other	Total
Balance as of January 31, 2008	$240.5	$—	$240.5
Purchase of Brazil minority interest	1.5	—	1.5
Goodwill impairment	(211.4)	—	(211.4)
Effects of currency translation	(30.6)	—	(30.6)

Balance as of January 31, 2009	$—	$—	$—

     We test goodwill for impairment as of November 1st of each fiscal year, or more frequently should circumstances change or events occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount, as provided for in SFAS 142. See Note 2, Basis of Presentation and Summary of Significant Accounting Policies, for our testing methodology.
     During the period from November 1, 2008 through January 31, 2009, there was a significant adverse change in the business climate as expected volumes in the short and medium-term declined significantly. As a result of this triggering event, we tested our goodwill and other non-amortized intangible assets for impairment as of January 31, 2009 in addition to the work performed based on November 1, 2008 balances. Based on our testing, we recorded an impairment of $238 million for the year ended January 31, 2009, of which $211 million relates to goodwill and $27 million relates to trade names.
     We believe the aforementioned disclosures adequately describe the process of testing and results for Goodwill and Other Intangible assets for the year ended January 31, 2009. We also believe that the full impairment of goodwill is appropriate in relation to the significant decline in the market capitalization of the Company as indicated by the low recent trading prices of the Company’s common shares.
Should you have any questions or want to discuss any issues in more detail, please call the undersigned at (734) 737-5416, or Steve Esau, Assistant General Counsel at (734) 737-5115. Facsimile transmissions may be made to Mr. Esau at (734) 737-5990.
Very truly yours,
Mark A. Brebberman,
Vice President, Finance and CFO
cc: Effie Simpson